UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.	Description

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, with respect to (i) $37,500,000 principal amount of iPath® Dow Jones–UBS Agriculture Subindex Total ReturnSM ETN due October 22, 2037, (ii) $25,000,000 principal amount of iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN due June 24, 2038 and (iii) $25,000,000 principal amount of iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN due June 24, 2038, as to certain matters of New York law.

5.2	Opinion of Sullivan & Cromwell LLP, English counsel to Barclays Bank PLC, with respect to (i) $37,500,000 principal amount of iPath® Dow Jones–UBS Agriculture Subindex Total ReturnSM ETN due October 22, 2037, (ii) $25,000,000 principal amount of iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN due June 24, 2038 and (iii) $25,000,000 principal amount of iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN due June 24, 2038, as to certain matters of English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: March 22, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director